

SECURI[barcode]ON

05043926

SO 9/6/05

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 30674 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/2004 (MM/DD/YY) AND ENDING 6/30/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Asset Management Securities Corp.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 S.E. 5th Street, Suite 600

(No. and Street)

Boca Raton FL 33432

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad J. Bailey 561-368-9120

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney & Company, CPAs, LLC

(Name – *if individual, state last, first, middle name*)

2419 E. Commercial Blvd., Suite 302, Ft. Lauderdale, FL 33308

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED SEP 14 2005 THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
AUG 25 2005
WASH, D.C.
160
SECTION

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Brad J. Bailey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asset Management Securities Corp., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


DERRICK C. LEWIS
MY COMMISSION # DD 403655
EXPIRES: March 7, 2009
Bonded Thru Notary Public Underwriters

Signature

NASD Financial Principal
Title

Derrick C. Lewis 8/23/05
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2005
WASH, D.C.
160
SECTION

# ASSET MANAGEMENT SECURITIES CORP.
# (A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)
# FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2005 AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

**ASSET MANAGEMENT SECURITIES CORP.**
**( A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)**
**FINANCIAL STATEMENTS**
**JUNE 30, 2005**

## TABLE OF CONTENTS

S

SWEENEY & COMPANY
CPAs, LLC
Certified Public Accountants and Consultants

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder and Board of Directors
Asset Management Securities Corp.

We have audited the accompanying statement of financial condition of Asset Management Securities Corp., a wholly owned subsidiary of The Barry Financial Group, Inc., as of June 30, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asset Management Securities Corp., a wholly owned subsidiary of The Barry Financial Group, Inc., at June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Sweeney + Company, CPA's, LLC

July 26, 2005

Coral Ridge Financial Center
2419 East Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308

**ASSET MANAGEMENT SECURITIES CORP.**
**(A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)**
**STATEMENT OF FINANCIAL CONDITION**
**JUNE 30, 2005**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 44,211 |
| Commissions receivable | | 86,903 |
| Deposit with clearing organization | | 50,000 |
| Investments | | 5,658 |
| Prepaid expenses | | 464 |
| Due from parent and affiliated companies | | 161,547 |
| | $ | 348,783 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities: | | |
| Accounts payable | $ | 436 |
| Accrued expenses | | 6,013 |
| Total liabilities | | 6,449 |
| Stockholder's equity: | | |
| Common stock, par value $1.00 per share; 500 shares authorized, issued and outstanding | | 500 |
| Additional paid-in capital | | 15,000 |
| Retained earnings | | 328,376 |
| Other Comprehensive income (loss) | | (1,542) |
| Total stockholder's equity | | 342,334 |
| | $ | 348,783 |

*The accompanying notes are an integral part of these financial statements.*

# ASSET MANAGEMENT SECURITIES CORP.
## (A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED JUNE 30, 2005

| | |
|---|---|
| Revenues: | |
| Commissions | $ 1,153,500 |
| Other | 3,875 |
| | 1,157,375 |
| Expenses: | |
| Consulting fees | 780,000 |
| Commissions | 117,457 |
| Employee compensation | 224,975 |
| Clearing costs | 139,246 |
| Operating expense | 147,407 |
| Occupancy expense | 37,014 |
| | 1,446,099 |
| Net Loss | $ (288,724) |

*The accompanying notes are an integral part of these financial statements.*

**ASSET MANAGEMENT SECURITIES CORP.**
**(A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED JUNE 30, 2005**

| | Common stock | | Additional paid-in capital | Retained earnings | Other comprehensive income (loss) | Total |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance, July 1, 2004 | 500 | $ 500 | $ 15,000 | $ 617,100 | $ (5,310) | $ 627,290 |
| Comprehensive income (loss) | - | - | - | - | 3,768 | 3,768 |
| Net loss | - | - | - | (288,724) | - | (288,724) |
| Balance, June 30, 2005 | 500 | $ 500 | $ 15,000 | $ 328,376 | $ (1,542) | $ 342,334 |

*The accompanying notes are an integral part of these financial statements.*

**ASSET MANAGEMENT SECURITIES CORP.**
**(A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED JUNE 30, 2005**

| | |
|---|---|
| Cash flow from operating activities: | |
| Net loss | $ (288,724) |
| Adjustments to reconcile net loss to net cash provided from operating activities: | |
| (Increase) decrease in operating assets: | |
| Commissions receivable | (31,289) |
| Prepaid expenses | (53) |
| Due from parent | 280,444 |
| Increase (decrease) in operating liabilities: | |
| Accounts payable | (18,323) |
| Accrued expenses | (302) |
| Total cash provided by operating activities | (58,247) |
| Net increase in cash | (58,247) |
| Cash and cash equivalents, beginning of period | 102,458 |
| Cash and cash equivalents, end of period | $ 44,211 |
| Supplemental disclosure of cash flow information: | |
| Cash paid during the year for interest | $ - |
| Cash paid during the year for income taxes | $ - |

*The accompanying notes are an integral part of these financial statements.*

**ASSET MANAGEMENT SECURITIES CORP.**
**(A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)**
**NOTES TO FINANCIAL STATEMENTS**

## 1. BUSINESS

Asset Management Securities Corp. (the "Company") is a Florida corporation formed June 30, 1980. It is a wholly owned subsidiary of The Barry Financial Group, Inc. ("Parent"). The Company is a fully disclosed, introducing NASD broker-dealer transacting business primarily in mutual funds, annuities and life insurance. It also undertakes limited trades in stocks, bonds and other securities on behalf of its clients. The main office is in Boca Raton, Florida and the Company maintains registered branch offices in Stuart and Palm Beach Gardens, Florida.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Cash and cash equivalents*** – The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less, to be cash equivalents.

***Commissions receivable*** – Receivables represent commissions due from mutual fund companies, insurance companies and clearing brokers. Commissions are either collected or written off at the time it is determined they are uncollectible. No allowance for doubtful accounts is required.

***Investments***– Investments consist of marketable securities and nonmarketable securities. The Company classifies its marketable securities as available-for-sale and are reported at fair market value. The Company's non-marketable securities are stated at net realizable value.

***Deposit with clearing organization*** – The Company is a fully disclosed, introducing broker-dealer clearing through one clearing broker. As collateral against the clearing functions, the Company has on deposit with the clearing broker a total of $50,000.

***Impairment of long-lived assets*** – The Company evaluates the recoverability of its property and equipment and other assets in accordance with Statement of Financial Accounting Standards Board No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. When an asset exceeds its expected operating cash flow, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. SFAS 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and also expands the scope of a discontinued operation to include a component of an entity. No impairments were recognized during the year ended June 30, 2005.

***Revenue recognition*** – Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

***Income taxes*** – The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

***Accounting estimates*** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Fair value of financial instruments*** – The fair value of the Corporation's financial instruments such as commissions receivable and accounts payable approximate their carrying value.

***Comprehensive income (loss)*** – The Company's comprehensive income (loss) is comprised of unrealized losses on marketable securities classified as available-for-sale.

## 3. COMMISSIONS RECEIVABLE

At June 30, 2005, commissions receivable consisted of receivables from mutual funds, life insurance companies and others in the amount of $86,903.

## 4. INVESTMENTS

Cost and fair value of marketable securities at June 30, 2005, were as follows:

| | Amortized cost | Unrealized gain/loss | Fair value |
|---|---|---|---|
| Available-for-sale: | | | |
| Equity securities | $ 7,200 | $ (1,542) | $ 5,658 |

## 5. PROPERTY AND EQUIPMENT

At June 30, 2005 property and equipment are as follows:

| | |
|---|---|
| Property & Equipment at cost: | $ 25,397 |
| Less: Accumulated depreciation | (25,397) |
| | $ - |

## 6. RELATED PARTY TRANSACTIONS

Related companies are Barry Holdings, Inc. ("Holdings"), a holding company that owns the Company's parent and Rosebud Productions, Inc. ("Rosebud"), a company owned by Holdings.

The following transactions occurred between the Company and Parent pursuant to an expense sharing agreement:

- Rent expense is allocated and charged by the Parent to the Company on a monthly basis calculated based on the number of personnel employed by the subsidiary. Rent charged to the company during the year ended June 30, 2005 was $30,275.

- The Parent charged a consulting fee of $780,000 to the Company during fiscal year 2005.

Due from parent and affiliated companies is $161,547.

## 7. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by Holdings. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is utilized to offset the inter-company account. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be utilized. For the year ended June 30, 2005, the Company had a current federal income tax benefit of approximately $93,000, and a current state income tax benefit of $16,000, none of which was recognized since based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be utilized.

## 8. DEPENDENCY AND CONCENTRATION OF CREDIT RISK

The Company is dependent on its Parent for all of its transactions. The Company generates transactions from its Parent through its marketing activities and through customer service for its existing clients.

Periodically during the year, the Company maintained cash balances in excess of the federally insured limits. The funds are deposited with a large national bank. Consequently, the Company does not believe there is a significant risk in having these balances in one financial institution.

## 9. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At June 30, 2005, the Company had net capital of $139,234, and a net capital requirement of $50,000. The Company's ratio of aggregated indebtedness to net capital was 0.05 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

**SUPPLEMENTARY INFORMATION**

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2005

**ASSET MANAGEMENT SECURITIES CORP.**
**(A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)**
**COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**JUNE 30, 2005**

**Computation of Net Capital**

| | | |
|---|---|---|
| Total stockholder's equity qualified for net capital | $ | 342,334 |
| Deductions: | | |
| Non-allowable assets: | | |
| Prepaid expenses | | 464 |
| Receivables | | 35,431 |
| Due from parent and affiliated companies | | 161,547 |
| Total non-allowable assets | | 197,442 |
| Net capital before haircuts on securities positions | | 144,892 |
| Haircut on investment (100% haircut on investment) | | 5,658 |
| Net capital | | 139,234 |
| Minimum net capital required | | 50,000 |
| Excess net capital | $ | 89,234 |
| Excess net capital at 1,000 percent | $ | 138,589 |

**Aggregate Indebtedness:**

| | | |
|---|---|---|
| Total aggregated indebtedness included in Statement of Financial Condition | $ | 6,449 |
| Ratio of aggregated indebtedness to net capital | | 0.05 to 1 |

**Reconciliation:**

| | | |
|---|---|---|
| Net capital, per page 10 of the June 30, 2005 unaudited Focus IIA report, as filed | $ | 139,234 |
| Net capital, per June 30, 2005 audited report, as filed | $ | 139,234 |

**ASSET MANAGEMENT SECURITIES CORP.**
**(A WHOLLY OWNED SUBSIDIARY OF THE BARRY FINANCIAL GROUP, INC.)**
**INFORMATION RELATING TO THE POSSESSION OR**
**CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**
**AS OF JUNE 30, 2005**

Asset Management Securities Corp. operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession and control computations.



SWEENEY & COMPANY
CPAs, LLC
Certified Public Accountants and Consultants

**REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3**

Board of Directors
Asset Management Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Asset Management Securities Corp., a wholly owned subsidiary of The Barry Financial Group, Inc. (the "Company") for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Coral Ridge Financial Center
2419 East Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308
Telephone (954) 202-9902 Facsimile (954) 202-9903

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Sweeney + Company CPA's LLC

Fort Lauderdale, Florida
July 26, 2005